Exhibit 99.1

Youlife Group Inc.  Reports Unaudited First Half 2025 Financial Results

●	Revenues up 16.2% YoY to RMB913.3 million

●	Operating Income of RMB45.8 million, up 93.3% YoY

●	Net Profit reached RMB37.7 million, over 37x YoY growth

BEIJING, September 9, 2025 /PRNewswire/ -- Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced its unaudited financial results for the six months ended June 30, 2025.

Operational and Financial Highlights for the First Half of 2025

●	Total revenues were RMB913.3 million (US$127.5 million), up 16.2% YoY.

●	Gross margin was 14.1%, versus 14.0% for the first half of 2024.

●	Operating income was RMB45.8 million (US$6.4 million), up 93.3% YoY.

●	Net profit was RMB37.7 million (US$5.3 million), approximately 37 times of the net profit reported in the same period of 2024.

Recent Developments

Intention to acquire four companies: On August 20, 2025, the company announced that it has entered into a non-binding term sheets with the controlling shareholders of four companies to acquire 100% equity interests in the following entities:

●	Jiangsu Youlan Network Technology Co., Ltd (“Jiangsu Youlan”)

●	Hubei Joins Hands with Tongcheng Information Technology Co., Ltd (“Joins Hands”)

●	Guangxi Jiade Human Resources Service Co., Ltd (“Guangxi Jiade”)

●	Lijiang Bona Vocational Skills Training Co., Ltd (“Bona”)

The four target companies bring complementary expertise and regional influence across internet recruitment services, software and AI developments, human resource services, and vocational training. Youlife believes that integrating these companies’ strengths in information technology, digital solutions, and platform resources will enable the Company to build a comprehensive, closed-loop ecosystem spanning online recruitment, HR services, career consulting, vocational skills training, and education.

[1]	Number of vocational schools under school management model
[2]	Number of students enrolled in secondary vocational schools under management or curriculum development projects
[3]	Monthly average number of blue-collar talent under its labor outsourcing services

Establishment of Joint Venture with Galbot: On August 29, 2025, the Company announced that an operating company within the group entered into a joint venture agreement with Beijing Galbot Co., Ltd. (“Galbot”), a pioneer in embodied intelligent robotics. Under the agreement, Youlife will contribute capital and hold a 51% equity stake in the newly established entity, Beijing Youlife Galaxy Technology Co., Ltd. (“Youlife Galaxy”).

The joint venture will combine Youlife’s vocational education network with Galbot’s embodied large-model robotics to deliver intelligent, immersive, and globally connected vocational training. Key initiatives include deploying robotics-focused industry colleges, upgrading curricula in intelligent manufacturing and proactive healthcare, and training talent for Chinese enterprises operating under the Belt and Road Initiative. The venture supports China’s “Vocational Education Quality Improvement Action Plan” and aims to address labor shortages across key manufacturing sectors.

Management Remarks

Yunlei Wang, Founder, CEO and Chairman of Youlife, said, “The first half of 2025 was truly transformative for Youlife. we successfully completed our listing on Nasdaq, a milestone that not only provided us with growth capital but also elevated our visibility and credibility on the global stage. Becoming a publicly listed company has strengthened our foundation and positioned us as an emerging global player, particularly as we prepare to expand our products and services into international markets.”

“Building on this momentum, we also announced our intention to acquire four complementary companies spanning recruitment services, software, AI development, and vocational training. These acquisitions are expected to bring both regional influence and technological synergies, further strengthening our ecosystem. By integrating these capabilities, we aim to create a comprehensive platform that delivers end-to-end solutions in recruitment, HR services, career consulting, and vocational education. In addition, we are excited to have established a joint venture with Galbot to advance intelligent vocational education, leveraging robotics to enhance training outcomes and address critical labor gaps in China. We are confident that these strategic steps will accelerate our growth trajectory and lay a solid foundation for Youlife’s global expansion.” Mr. Wang concluded.

Lidong Zhu, CFO of Youlife, commented: “We are very pleased with our strong financial performance in the first half of 2025. Revenues grew by 16.2% year-over-year, more importantly, our focus on disciplined execution and operational efficiency drove a 93.3% increase in operating income and a 37 times increase in net profit, comparing with the last same period. We have demonstrated the scalability of our business model. Looking ahead, we will fastly execute the acquisitions and integrations in the fields of blue-collar talent vocational training and recruitment, and streamline and enhance our corresponding service lines and profit matrix.”

Unaudited Financial Results for the First Half of 2025

Total revenues were RMB913.3 million (US$127.5 million), representing an increase of 16.2% from RMB786.1 million in the first half of 2024, driven by 24.1% growth in employee management services.

●	Vocational education services. Revenues generated from vocational education services decreased by 47.6% from RMB32.9 million for the six months ended June 30, 2024 to RMB17.2 million (US$2.4 million) for the six months ended June 30, 2025, primarily due to the decrease in our smart campus services.

●	Employee management services. Revenues generated from employee management services increased by 24.1% from RMB683.1 million for the six months ended June 30, 2024 to RMB847.8 million (US$118.3 million) for the six months ended June 30, 2025, primarily due to (i) the increase of our corporate customers and their growing demands of blue-collar labors, which was attributable to comprehensive adjustments and optimizations we have achieved on business control and development under fully utilizing our mix business model of blue-collar lifecycle value chain service; and (ii) greater likelihood that our target customers are focusing on new economy industries with high customer value and large scale of outsourcing services demands. Compared with the same period, we have developed more than 90 new customers in the six months ended June 30, 2025.

●	HR recruitment services. Revenues generated from HR recruitment services decreased by 25.5% from RMB12.2 million in the six months ended June 30, 2024 to RMB9.1 million (US$1.3 million) for the six months ended June 30, 2025, primarily due to our traditional manufacturing clients shifted their recruitment demands to outsourcing demands.

●	Marketing services and solutions. Revenues generated from marketing services and solutions decreased by 32.2% from RMB57.8 million for the six months ended June 30, 2024 to RMB39.2 million (US$5.5 million) for the six months ended June 30, 2025 primarily due to the decrease the scale of selling retail goods via online retail platform.

Costs of revenues were RMB784.8 million (US$109.6 million), representing an increase of 16.1% from RMB676.2 million in the first half of 2024, primarily attributable to the increases in our labor cost and service fees for employee management services, in line with the increase in revenue.

Gross profit and gross margin

Gross profit was RMB128.5 million (US$17.9 million), compared with RMB109.9 million in the first half of 2024. The year-over-year increases were primarily due to the increase in employee management services revenue.

Gross margin was 14.1%, representing a 0.1 percentage point increase from 14.0% in the first half of 2024.

Total operating expenses were RMB82.7 million (US$11.5 million), compared with RMB86.2 million in the first half of 2024, representing a decrease of 4.2%.

●	Sales and marketing expenses were RMB24.7 million (US$3.4 million), compared with RMB32.8 million in the first half of 2024. The year-over-year decrease were mainly attributable to reduced marketing and promotional activities for retail services.

●	General and administrative expenses were RMB56.4 million (US$7.9 million), compared with RMB47.7 million in the first half of 2024. The year-over-year increase was mainly attributable to listing expenses for the business combination with Distoken Acquisition Corporation.

●	Research and development expenses were RMB1.6 million (US$0.2 million), compared with RMB5.7 million in the first half of 2024. The year-over-year decrease was mainly attributable to the decrease in the average compensation level for our research and development personnel as we restructured the R&D team.

Operating income was RMB45.8 million (US$6.4 million), almost doubled from RMB23.7 million in the first half of 2024.

Other non-operating income, net was RMB3.8million (US$0.5 million), compared with other non-operating expense, net of RMB16.2 million in the first half of 2024, primarily due to the fair value losses from our equity investment recorded for the six months ended June 30, 2024.

Net profit was RMB37.7 million (US$5.3 million), approximately 37 times of the net profit of RMB1.0 million in the first half of 2024.

Balance sheets

Cash and cash equivalents were RMB162.2 million (US$22.6 million) as of June 30, 2025.

About Youlife Group Inc.

Youlife is a leading blue-collar lifetime service provider with a nationwide network of 25 vocational schools under school management model and 25 curriculum development projects, covering a total of 37 cities or counties under 16 provinces of China. Learn more at https://ir.youlife.cn/.

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target” or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements also include, but are not limited to, statements regarding future events and the future results of Youlife current expectations, estimates, forecasts, and projections about the industry in which Youlife operates, as well as the beliefs and assumptions of Youlife’s management. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Youlife’s management and are not predictions of actual performance. These statements involve risks, uncertainties and other factors that may cause Youlife’s actual results, levels of activity, performance, or achievements to be materially different from those expressed or implied by these forward-looking statements.

Contact Information

Yi Liu
liuyi@youlanw.com
(86) 13062818313

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